UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 16, 2026

GRAF GLOBAL CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-42142 (Commission File Number)	N/A (IRS Employer Identification No.)

1790 Hughes Landing Blvd., Suite 400

The Woodlands, Texas 77380

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (310) 745-8669

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	GRAF.U	NYSE American LLC
Class A ordinary shares, par value $0.0001 per share	GRAF	NYSE American LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	GRAF WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously announced, on June 12, 2026, Graf Global Corp., a Cayman Islands exempted company (the “Company”), entered into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among the Company, BIG3 HoldCo LLC, a Delaware limited liability company (“BIG3”), Halfcourt Holdco, Inc., a Delaware corporation (“Pubco”), Halfcourt Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), and Halfcourt Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”).

On July 16, 2026, the Company announced that, in connection with the proposed business combination, it will change the ticker symbol on the NYSE American exchange for its Class A ordinary shares from “GRAF” to “TONT.” In addition, the ticker symbols for the Company’s units and public warrants will change from “GRAF U” to “TONT U” and from “GRAF WS” to “TONT WS,” respectively. The ticker symbol changes will take place at the opening of trading on Monday, July 27, 2026. Upon the closing of the proposed business combination, Pubco’s common stock and public warrants are expected to trade on the NYSE under the ticker symbols “TONT” and “TONT WS,” respectively.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibit hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Company, BIG3, and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, or strategies regarding the parties, the proposed business combination, and statements regarding the anticipated benefits and timing of the completion of the proposed business combination and the anticipated benefits and timing of completion of the ticker symbol change. These forward-looking statements generally are identified by the words “anticipation,” “expected,” “will,” “continuing” and similar expressions; but this press release may include other forward-looking information that is not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of the Company’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of the Company’s securities, including if the proposed business combination is not consummated; the occurrence of any event, change or other circumstance that could give rise to the termination of the negotiations or definitive agreements related to the proposed business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of the combined company to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of the Company, BIG3, or the combined company filed, or to be filed, with the Securities and Exchange Commission (“SEC”).

No Offer or Solicitation

This Current Report on Form 8-K and the exhibit hereto do not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of the Company, BIG3, the combined company, GRAF or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4 that Pubco and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, the Company will mail the proxy statement included therein to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote of the Company’s shareholders with respect to the proposed business combination.

This press release is not a substitute for the Registration Statement or any other document that may be filed by the parties with the SEC. INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company, BIG3, Pubco, and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of the Company’s directors and officers in the proposed business combination in the Company’s filings with the SEC, including the Company’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by Pubco and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the parties through the website maintained by the SEC at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 16, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRAF GLOBAL CORP.

	By:	/s/ James A. Graf
		Name:	James A. Graf
		Title:	Chief Executive Officer, Chief Financial Officer and Director

Dated: July 16, 2026